

June 26, 2024

James Loch
Chief Financial Officer
Digi International Inc.
9350 Excelsior Blvd., Suite 700
Hopkins, MN 55343

      Re: Digi International Inc.
          Form 10-K for the fiscal year ended September 30, 2023
          File No. 001-34033

Dear James Loch:

      We have reviewed your June 18, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Note 4. Segment Information and Major Customers, page 53

1.   We note the information provided in your prior response regarding your recent Reorganization and its impact on the company's organizational structure and segment identification. Please address the following as it relates to these recent changes:

- Describe further the ad hoc communications that occur between the CODM and product line leaders. Tell us what financial information is provided to the CODM at the ad hoc meeting and clarify whether any cost or profitability information at the product level is discussed or provided, either formally or informally.
- Tell us whether any ad hoc communications occur between the CODM and segment managers or other members of the Executive Leadership Team outside of the monthly business review meetings. If so, describe what is discussed at such meetings and clarify whether any financial information by segment or product lines is provided either formally or informally to the CODM.

- Describe further how segment leaders are compensated. In your response, specify what segment-level performance measures are used to determine any incentive compensation, and the CODM's involvement in determining compensation.

    Please contact David Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Dave Sampsell